Exhibit 16.1

KPMG LLP 4200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402

June 15, 2023

Securities and Exchange Commission Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for FOXO Technologies Inc. and, under the date of March 30, 2023, we reported on the consolidated financial statements of FOXO Technologies Inc. as of and for the years ended December 31, 2022 and 2021. On June 12, 2023, we were dismissed. We have read FOXO Technologies Inc.’s statements included under Item 4.01 of its Form 8-K dated June 15, 2023, and we agree with such statements, except that we are not in a position to agree or disagree with FOXO Technologies Inc.’s statements in 4.01(b).

Very truly yours,

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.